                                                                    EXHIBIT 99.1
                                                                    ------------
[LOGO OF ILOG]


          ILOG REPORTS RESULTS FOR SECOND QUARTER OF FISCAL YEAR 2001
          -----------------------------------------------------------

PARIS, France, and MOUNTAIN VIEW, Calif. - January 25, 2001 - ILOG (NASDAQ:
ILOG; NM France: ILOG), the world's leading provider of software components, today reported revenues of $20.5 million for the second quarter of fiscal year 2001, ended December 31, 2000. This is an increase of 14 percent compared to the previous year, when second-quarter revenues were $18.1 million. Income from operations in the second quarter was $0.2 million, which compares to $0.6 million in the prior year. Earnings per share this quarter were $0.00 compared with $0.03 per share in the previous year's second quarter.

Highlights for ILOG's second fiscal quarter include advances in the supply chain and CRM (customer relationship management) software sectors. In these sectors, ILOG both renewed and expanded contracts with its major ISV (independent software vendor) customers, and received royalties. Also significant was that these partners - including AspenTech, i2 Technologies, SAP and Siebel Systems - expanded ILOG's technology footprint within their e-supply chain, trade exchange and CRM products. In addition to the company's popular optimization engines, ILOG graphics and business rule software product lines were selected by some of these partners to support real-time transactions and enhance web collaboration.

ILOG also signed a record number of new ISV partners this quarter - 30 - bringing its total to more than 230 ISV customers. The new ISV relationships, combined with the supply chain contract renewal activity this quarter, position the company for future revenue growth.

"I'm pleased that through our supply chain ISV relationships we have been able to considerably strengthen our visibility for calendar 2001" said Pierre Haren, ILOG president and CEO. "We have also demonstrated that ILOG products are well positioned for our CRM and supply chain management software partners, who must add critical business intelligence to their products to support the real time web environment."

"The renewed commitments from our supply chain customers together with further deployment fees and royalties generated in the quarter, validate our ISV model with its associated revenue predictability and profitability," added Haren.

ILOG Telecom and Industry Solutions Divisions Look Forward

Telecommunications and transportation markets were weaker during ILOG's second fiscal quarter, as certain business did not close as anticipated. However, the foundation was laid for future revenues as nearly half of the new ISVs signed were in telecom. These new partnerships which are anticipated to deploy later in the year include Mannesman-Telecommerce, Quantum Bridge Communications and Siemens.

In addition to extending the Siebel relationship, ILOG added a new ISV partner in the CRM market. Chordiant selected ILOG JRules business rule software for its Chordiant Unified CRM product. Underscoring the fast integration and deployment possible using ILOG software components, the Chordiant CRM solution is already shipping.

ILOG also began to capitalize on moves by the world's financial services businesses to enhance web self service capabilities, including enabling smarter and more intuitive online banking, stock portfolio management and e-lending applications. Most notably AbaXX, a leading German e-commerce platform provider, who became a customer last quarter, adopting JRules, committed to JViews this quarter.

Hiring continued in the second fiscal quarter to help fuel future growth. ILOG employment has grown to 560 worldwide, an increase of approximately 20 percent compared with one year ago.

About ILOG

ILOG is the world's leading supplier of C++ and Java software components. ILOG's embeddable optimization, visualization and business rules software components dramatically shorten the development time of enterprise software applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications where the company enjoys a significant market share, ILOG is playing an active role in the emergence of the e-Business software components market. ILOG is dually headquartered in Paris, France and Mountain View, California. Visit http://www.ilog.com for additional information.

                                   ILOG S.A.
               Consolidated Statements of Operations (unaudited)
               -------------------------------------------------
                     (in thousands, except per share data)

                                                              Three Months Ended        Six Months Ended
                                                                 December 31,              December 31,
                                                             ---------------------    -----------------------
                                                                2000       1999         2000           1999
                                                              -------     -------     --------        -------
Revenues:
 License Fees                                                $  13,616     $11,827     $ 21,053       $ 20,340
 Services                                                        6,929       6,251       12,681         12,056
                                                             ---------     -------     --------       --------
   Total revenues                                               20,545      18,078       33,734         32,396
                                                             ---------     -------     --------       --------

Cost of revenues
 License Fees                                                      161         218          440            523
 Services                                                        3,439       3,439        6,372          6,360
                                                             ---------     -------     --------       --------
   Total cost of revenues                                        3,650       3,657        6,812          6,883
                                                             ---------     -------     --------       --------

Gross profit                                                    16,895      14,421       26,922         25,513
                                                             ---------     -------     --------       --------

Operating expenses
 Marketing and selling                                          10,703       8,618       19,405         15,986
 Research and development                                        3,827       3,266        7,015          6,118
 General and administrative                                      2,149       1,909        3,827          3,916
 Write-off of acquired intangibles                                  --          62           20            124
                                                             ---------     -------     --------       --------
   Total operating expenses                                     16,679      13,855       30,267         26,144
                                                             ---------     -------     --------       --------

Income (loss) from operations                                      216         566       (3,345)          (631)
Net interest income (expense) and other                           (201)          6          529            111
                                                             ---------     -------     --------       --------
Net income (loss)                                            $      15     $   572     $ (2,816)      $   (520)
                                                             =========     =======     ========       ========

Net income (loss) per share
               - Basic                                       $    0.00     $  0.04     $  (0.18)      $  (0.04)
               - Diluted                                     $    0.00     $  0.03     $  (0.18)      $  (0.04)

Share and share equivalents used in per share calculations
               - Basic                                          15,567      14,279       15,500         14,214
               - Diluted                                        18,310      16,419       15,500         14,214

                                   ILOG S.A.
               Condensed Consolidated Balance Sheets (unaudited)
               -------------------------------------------------
                                (in thousands)


                                                                                   Dec 31                 June 30
                                                                                    2000                    2000
                                                                                 ---------               ---------
Assets
Current Assets
 Cash and cash equivalents                                                          $  17,672                $  20,316
 Accounts receivable                                                                   20,293                   23,393
 Other receivables and prepaid expenses                                                 4,611                    4,770
                                                                            -----------------      -------------------
   Total current assets                                                                42,576                   48,479

Property and equipment-net and other assets                                             5,883                    4,258
                                                                            -----------------      -------------------

   Total assets                                                                     $  48,459                $  52,737
                                                                            =================      ===================

Liabilities and Shareholders' Equity
Current Liabilities
 Accounts payable and accrued expenses                                              $  15,070                $  15,937
 Current debt                                                                           3,356                    3,627
 Deferred revenue                                                                       6,095                    7,034
                                                                            -----------------      -------------------
   Total current liabilities                                                           24,521                   26,598

Long-term portion of debt                                                                 245                    2,057
   Total liabilities                                                                   24,766                   28,655
                                                                            -----------------      -------------------

Shareholders' equity
 Paid-in capital                                                                       71,437                   68,565
 Accumulated deficit and currency translation adjustment                              (47,744)                 (44,483)
   Total shareholders' equity                                                          23,693                   24,082
                                                                            -----------------      -------------------

   Total liabilities and shareholders' equity                                       $  48,459                $  52,737
                                                                            =================      ===================

Discussion of Financial Highlights

Revenues and Gross Margin
-------------------------

Revenues in the quarter increased by 14%, with license and service revenues increasing by 15% and 11% respectively over the same period in the preceding year. The revenue growth was due to strength in the company's value chain management (VCM) business division which more than compensated for certain spending deferrals by the Communications division customers. The VCM division represented 41% of the Company's revenues for the quarter. The company's largest customer in the quarter accounted for approximately 13% of total revenues. Overall gross margin for the quarter improved to 82% from 80% in the same period of the preceding year due to a higher concentration in license revenues.

Operating Expenses
------------------

Marketing and selling expenses for the quarter increased by 24% over the same period in the prior year as a result of renewed investment in sales and marketing personnel. Research and development expenses for the quarter, net of government funding, increased by 17% over the same period in the prior year. General and administrative expenses for the quarter increased by 13% over the same period in the prior year. Company wide headcount at December 31, 2000 and 1999 was approximately 560 and 460 respectively. This overall growth accounted for the general increase in costs and expenses.

Other Income (Expense)
----------------------

Net interest and other income (expense) for the quarter decreased to $(201,000) from $6,000 over the same period in the prior year due to realized and unrealized currency fluctuations resulting from the recent increase in the value of the Euro against the U.S. dollar.

Six-Month Results
-----------------

The company reported revenues of $33.7 million for the six months ended December 31, 2000, an increase of 4% compared to $32.4 million in the prior year. Loss from operations for the six-month period was $3.3 million compared to $0.6 million in the corresponding period of the prior year. Loss per share for the six-month period was $0.18, compared to $0.04 per share in the corresponding period of the prior year. The six-month results for the current period when compared to the prior year period were affected in September 2000 by the delay of royalty flow from a major ISV and higher operating expenses tied to employment growth.

Balance Sheet
-------------

Cash at December 31, 2000 decreased to $17.7 million from $20.3 million at June 30, 2000, due to the operating loss for the six-month period, reduction in deferred revenue and repayment of debt, offset by collection of accounts receivables and proceeds from employee share purchases. Days sales outstanding of receivables was 90 days at December 31, 2000, compared to 87 days at September 30, 2000. Debt during the six-month period decreased from $5.7 million to $ 3.6 million at December 31, 2000, reflecting scheduled repayments of loans related to the Company's acquisition of CPLEX Optimization, Inc. in 1997. Shareholders' paid-in capital increased in the six-month period by approximately $2.9 million to $71.4 million at December 31, 2000, reflecting the purchase of shares by employees under the Company's stock option and share purchase plans. At December 31, 2000, the Company had 15.8 million shares issued and outstanding compared to 15.4 million at June 30, 2000.

Forward-Looking Information
---------------------------

This release contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the evolution, growth and profitability of the e-business and supply chain and other software markets, the success of the company's ISV strategy, the economic, political and currency risks associated with the company's European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under "Risk Factors" in the company's form 20-F for the year ended June 30, 2000, which is on file with the United States Securities and Exchange Commission.

ILOG and CPLEX are registered trademarks of ILOG. All other company and product names are trademarks or registered trademarks of their respective owners.

Results and Press Release for French Shareholders
-------------------------------------------------

A translation of this press release in the French language and with the financial statements expressed in Euros is also available.

Contact Information
-------------------

Roger Friedberger, ILOG                           Taylor Rafferty Associates
(650) 567-8115 (USA)                              (212) 889-4350 (USA)
+33-1-49083574 (Europe)                           +44-207 936-0400 (Europe)